Contact

www.linkedin.com/in/jednachman
(LinkedIn)

Jed Nachman

COO @ Yelp
Mill Valley, California, United States

Experience

Yelp

17 years 5 months

Chief Operating Officer
August 2016 - Present (7 years 10 months)

Chief Revenue Officer
December 2015 - August 2016 (9 months)

Senior Vice President of Global Sales
October 2011 - December 2015 (4 years 3 months)

Vice President of Sales
January 2007 - September 2011 (4 years 9 months)

Knock

Board Member
March 2019 - Present (5 years 3 months)

EverCommerce

Board Member
March 2014 - October 2019 (5 years 8 months)

Local Search Association

Board Member
April 2015 - January 2017 (1 year 10 months)

Yahoo!

6 years 1 month

Sales Director
September 2004 - January 2007 (2 years 5 months)

- Responsible for a sales organization of 50 reps selling into mid-market and National Accounts (Positions include New Business Account Executives, Key Account Executives, Renewal Account Executives, Sales Managers, and Account Coordinators)

- Experience in graphical internet advertising, search marketing, and traditional internet listings business.

Strategic Sales Manager
January 2001 - September 2004 (3 years 9 months)

Responsible for leading a team of Strategic Sales Executives (National Accounts Team) throughout the Eastern half of the United States.

HotJobs.com
Account Executive
May 1999 - January 2000 (9 months)
Greater New York City Area

- Account Executive

Robertson Stephens
Grunt
1996 - 1998 (2 years)

Education

University of Colorado Boulder
BA, Economics · (1991 - 1996)

The Hotchkiss School
· (1987 - 1991)

The Buckley School, NYC
· (1981 - 1987)